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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      AMENDMENT NO. 3 (FINAL AMENDMENT) TO
                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
          UNDER SECTION 13(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934

                           Panamerican Beverages, Inc.
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                              (Name of the Issuer)

                           Panamerican Beverages, Inc.
                          Coca-Cola FEMSA, S.A. de C.V.
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                       (Names of Persons Filing Statement)

                 Class A Common Stock, par value $.01 per share
                 Class B Common Stock, par value $.01 per share
               Series C Preferred Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    P74823108
                             (Class A Common Stock)
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                      (CUSIP Number of Class of Securities)

         Carlos Salazar Lomelin                   Carlos Salazar Lomelin
         Chief Executive Officer                  Chief Executive Officer
       Panamerican Beverages, Inc.              Panamerican Beverages, Inc.
   Guillermo Gonzalez Camarena No. 600      Guillermo Gonzalez Camarena No. 600
        Centro de Ciudad Santa Fe                Centro de Ciudad Santa Fe
        Delegacion Alvaro Obregon                Delegacion Alvaro Obregon
           Mexico, D.F. 01210                       Mexico, D.F. 01210
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          (Name, Address and Telephone Number of Persons Authorized to
         Receive Notices and Communications on Behalf of Filing Person)

                                   Copies to:

        Richard Hall, Esq.                      Jaime A. El Koury, Esq.
     Cravath, Swaine & Moore                   Ethan A. Klingsberg, Esq.
         Worldwide Plaza                  Cleary, Gottlieb, Steen & Hamilton
        825 Eighth Avenue                        One Liberty Plaza
     New York, New York 10019                    New York, NY 10006
           (212) 474-1000                           (212) 225-2000

This statement is filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Sections 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
    b. [ ] The filing of a registration statement under the Securities Act of 1933.
    c. [ ] A tender offer.
    d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
Check the following box if the filing is a final amendment reporting results of the transaction: |X|

                            Calculation of Filing Fee
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          Transaction Valuation*                   Amount of Filing Fee**
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             $2,345,499,848.60                          $215,412.04
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*    Estimated solely for purposes of computing the filing fee. Immediately prior to the effective time of the merger, all shares of Class A Common Stock of the Issuer ("Class A Common Stock") and Class B Common Stock of the Issuer ("Class B Common Stock") beneficially owned by The Coca-Cola Company through its subsidiaries were exchanged for newly issued shares of Series D Preferred Stock of the Issuer at a one-to-one ratio. The aggregate value of the transaction is $2,345,499,848.60, determined by adding (a) the product of (1) 84,979,862 outstanding shares of Class A Common Stock, which excludes 28,458,626 shares of Class A Common Stock beneficially owned by The Coca-Cola Company through its subsidiaries, and (2) $22.00 per share, or $1,869,556,964.00, (b) the product of (1) 6,492,693 outstanding shares of Class B Common Stock, which excludes 2,167,064 shares of Class B Common Stock beneficially owned by The Coca-Cola Company through its subsidiaries, and (2) $38.00 per share, or $246,722,334.00, (c) the product of (1)
     304,045,678 Series D shares of Coca-Cola FEMSA, S.A. de C.V., to be issued to The Coca-Cola Company or its designated affiliates as a consequence of the merger in exchange for 30,625,692 shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer beneficially owned by The Coca-Cola Company through its subsidiaries, and (2) a book value of $.64 per Series D share of Coca-Cola FEMSA, S.A. de C.V. at March 31, 2003, as required by paragraph (a)(4) of Rule 0-11 of the Exchange Act, or $194,589,233.92, and (d) the product of (1) options to acquire 4,647,573 shares of Class A Common Stock outstanding as of May 2, 2003, with an exercise price below $22.00 per share, and (2) approximately $7.45, which is the amount equal to the excess of $22.00 over the weighted average exercise price of such outstanding options, or $34,631,316.68.
** The amount of the filing fee, calculated based on a rate of $92.00 per $1,000,000.00 of the aggregate value of the transaction estimated prior to February 25, 2003 (the effective date of Fee Rate Advisory #11 for Fiscal Year 2003) and based on a rate of $80.90 per $1,000,000.00 of the increase in the aggregate value of the transaction since February 25, 2003, is $215,412.04.
|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $214,043.40          Filing Party: Panamerican Beverages, Inc.
                                                                Coca-Cola FEMSA, S.A. de C.V.
     Form or Registration No.: Schedule 13E-3     Date Filed: January 30, 2003
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

                                  INTRODUCTION

         This Amendment No. 3 (the "Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the original Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on January 30, 2003 and subsequently amended on March 18, 2003 and March 28, 2003 (the "Statement") relating to the Agreement of Merger dated as of December 22, 2002 (the "Merger Agreement"), among Panamerican Beverages, Inc., a corporation organized under the laws of the Republic of Panama ("Panamco"), Coca-Cola FEMSA, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Coca-Cola FEMSA"), and Midtown Sub, Inc., a corporation organized under the laws of the Republic of Panama and a wholly owned subsidiary of Coca-Cola FEMSA ("Midtown Sub"). A Copy of the Merger Agreement was attached as Annex A to the Definitive Proxy Statement filed by Panamco (the "Proxy Statement") on March 28, 2003. This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction which is the subject of the Statement.

         The information in the Definitive Proxy Statement relating to the Merger filed by Panamco with the Securities and Exchange Commission (the "Commission"), including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Statement are qualified in their entirety by the provisions of the Definitive Proxy Statement.

Item 15.  Additional Information
Regulation M-A Item 1011

         Item 7(d) is hereby amended and supplemented as follows:

         On April 28, 2003, at a special meeting of Panamco's shareholders, Panamco's shareholders approved the Merger Agreement and merger transaction with Coca-Cola FEMSA. There were 8,296,800 shares of Class B common stock and 2 shares of Series C Preferred Stock represented and entitled to vote at the meeting in person or by proxy, representing 95.81% and 100%, respectively, of the shares outstanding and entitled to vote at the meeting. There were 82,979,443 shares of Class A common stock represented at the meeting in person or by proxy, representing 73.57% of the Class A common stock outstanding and entitled to vote at the meeting, subject to the affirmative vote of the holders of Class B common stock with respect to asking the holders of Class A common stock to approve the merger. Of the 8,296,800 shares of Class B common stock represented and entitled to vote at the meeting, 8,282,396 shares were voted to approve the merger and 8,282,412 were voted in favor of asking the holders of Class A common stock to approve the merger. Of the 82,979,443 shares of Class A common stock represented at the meeting, 42,557,214 shares were not held by disqualified holders as defined in the Merger Agreement. Of those 42,557,214 Class A shares, 42,553,267 were voted to approve the merger. All outstanding shares of Panamco's Series C Preferred stock represented and entitled to vote at the meeting were voted to approve the merger. A certificate of merger was registered with the Public Registry Office of the Republic of Panama on May 6, 2003.

         At the Effective Time of the merger (May 6, 2003), each outstanding share of Panamco's Class A common stock, Class B common stock and each outstanding option to purchase Panamco's Class A common stock (each, a "Stock Option"), was converted into the right to receive $22.00 cash, $38.00 cash and an amount in cash equal to the excess, if any, of $22.00 over the exercise price per share of such Stock Option, respectively. In addition, all the outstanding shares of Panamco's Series C Preferred stock and Series D Preferred stock beneficially owned by The Coca-Cola Company through its subsidiaries were converted into the right to receive one or more promissory notes that, in the aggregate, entitle the holders to subscribe to and be issued 304,045,678 Series D shares of Coca-Cola FEMSA.

         Holders of Panamco's Class A common stock and Class B common stock, other than subsidiaries of The Coca-Cola Company, are being sent a letter of transmittal instructing them on the procedures for surrendering their stock certificates and receiving payment for their shares of Panamco's Class A common stock and Class B common stock.

         On May 6, 2003, the merger was completed. Pursuant to the merger, Midtown Sub was merged with and into Panamco, with Panamco surviving. As a result of the merger, Panamco is a wholly owned subsidiary of Coca-Cola FEMSA.

         Panamco will file a Form 15 with the Commission in order to deregister its Class A common stock under the Securities Exchange Act of 1934 (the "Exchange Act"), however Panamco will continue to have reporting obligations under the Exchange Act with respect to its 7.25% Senior Notes due 2009. Panamco has reverted to its previous status as a "foreign private issuer" and accordingly will be required to file annual reports on Form 20-F and, if applicable, to furnish information on Form 6-K. A press release relating to the foregoing is attached hereto as Exhibit (a)(1) and is incorporated herein by reference.

Item 16.  Exhibits.

         Item 16 is hereby amended and supplemented by the addition of the following exhibits thereto:

         (a)(1) Press Release of Coca-Cola FEMSA, S.A. de C.V. dated May 6,
2003.

                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2003

                                     PANAMERICAN BEVERAGES, INC.


                                       By: /s/ Carlos Aldrete
                                           -------------------------------------
                                           Name: Carlos Aldrete
                                           Title: Secretary



                                     COCA-COLA FEMSA, S.A. DE C.V.


                                       By: /s/ Hector Trevino
                                           -------------------------------------
                                           Name: Hector Trevino
                                           Title: Chief Financial Officer and
                                                  Attorney-in-Fact

                                  EXHIBIT INDEX
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Exhibit No.       Description
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(a)(1)            Press Release of Coca-Cola FEMSA, S.A. de C.V. dated
                  May 6, 2003.